SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934



                          HOLLYWOOD CASINO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    436132203
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                                 (CUSIP Number)


            Walter E. Evans, Executive Vice President, Secretary and
                                General Counsel,
             Hollywood Casino Corporation, Two Galleria Tower, Suite
               2200, 13455 Noel Road, LB 48, Dallas, Texas 75240,
                                 (972) 392-7777
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                December 20, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

========== ===============================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               EDWARD T. PRATT III
---------- -----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a) [ ]
                                                                                          (b) [X]

---------- -----------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- -----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                              [ ]

---------- -----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------- --------- --------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  3,312,525 (1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
--------------------------------------------------- --------- --------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              1,873,713 (2)
--------------------------------------------------- --------- --------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              1,438,812 (3)
---------- -----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,312,525
---------- -----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                 [ ]

---------- -----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           12.7%
---------- -----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
========== ===============================================================================================


--------------------------------

(1) Represents (a) Common Stock owned of record by Edward T. Pratt III (1,083,713 shares); (b) Common Stock owned of record by Sharon R. Naftel (479,604 shares), Diana Pratt Wyatt (479,604 shares) and Carolyn S. Hickey (479,604 shares), which are subject to a proxy giving Edward T. Pratt III the sole power to vote such shares; and (c) currently exercisable options held by Edward T. Pratt III to purchase 790,000 shares of Common Stock.

(2) Represents Common Stock owned of record by Edward T. Pratt III (1,083,713 shares) and also includes currently exercisable options held by Edward T. Pratt III to purchase 790,000 shares of Common Stock.

(3) Represents Common Stock owned of record by Sharon R. Naftel (479,604 shares), Diana Pratt Wyatt (479,604 shares) and Carolyn S. Hickey (479,604 shares), which are subject to a proxy that prohibits transfers of such shares without Edward T. Pratt III's consent.

           This Amendment No. 1 to Schedule 13D (this "Statement") amends the
Schedule 13D previously filed by Edward T. Pratt III on January 29, 1999 (the "Prior Statement"), by furnishing the information set forth below.

ITEM 1.    SECURITY AND ISSUER

           This Statement relates to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Hollywood Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

ITEM 2.    IDENTITY AND BACKGROUND

           This Statement is filed on behalf of Edward T. Pratt III (the "Reporting Person"). The Reporting Person expressly disclaims the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between himself and any other person, with respect to the Common Stock.

           The Reporting Person's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as Chairman of the Board and the President and Chief Executive Officer of the Company. The Company owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois, Tunica County, Mississippi and Shreveport, Louisiana.

           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

           The Reporting Person has not, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS

           On December 20, 2001, the Reporting Person exercised options to purchase 150,000 shares of Common Stock at an exercise price of $3.125 per share. The Reporting Person borrowed the funds necessary to exercise such options through a margin loan transaction with Texas Community Bank and Trust, N.A., on such bank's usual terms and conditions. The loan bears interest at a rate of 6% payable monthly and matures on June 10, 2002.

ITEM 4.    PURPOSE OF TRANSACTION

           In the Prior Statement, the Reporting Person was reported as owning of record 933,713 shares of Common Stock. In this Statement, the Reporting Person is reported as owning of record 1,083,713 shares of Common Stock. The 150,000 share increase to the Reporting Person's record ownership is attributable to 150,000 shares of Common Stock that were obtained upon exercise of stock options.

           Of the total shares of Common Stock held by the Reporting Person, 150,000 shares were acquired upon exercise of options to purchase Common Stock on December 20, 2001 as set forth above, 208,519 shares of Common Stock were obtained as a partnership distribution upon dissolution (the "Partnership Dissolution") of E.T. Pratt Co. No. 1 (the "Partnership") and 271,086 shares of Common Stock that were obtained upon dissolution (the "Trust Dissolution") of the E. Pratt Family Trust (the "Trust"), less 2,500 shares of Common Stock that the Reporting Person sold in an open market transaction on December 23, 1998. The Partnership Dissolution and Trust Dissolution both occurred on December 29, 1998.

           2,076,013 shares of Common Stock were previously owned of record by the Trust. The Reporting Person was the Trustee of the Trust. The shares of Common Stock owned by the Trust were previously distributed to its beneficiaries in the Trust Dissolution.

           Prior to the Trust Dissolution, the Reporting Person, Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and one other individual were the beneficiaries of the Trust. In the Trust Dissolution, the Reporting Person received 271,086 shares of Common Stock, Sharon R. Naftel received 271,086 shares of Common Stock, Diana Wyatt Pratt received 271,086 shares of Common Stock, Carolyn S. Hickey received 271,086 shares of Common Stock and the other beneficiary received 1,084,344 shares of Common Stock. None of the beneficiaries of the Trust paid any consideration for the shares of Common Stock received in the Trust Dissolution.

           Prior to the Partnership Dissolution, the Reporting Person, Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and the Trust were general partners of the Partnership. In the Partnership Dissolution, the Reporting Person received 208,519 shares of Common Stock, Sharon R. Naftel received 208,518 shares of Common Stock, Diana Pratt Wyatt received 208,518 shares of Common Stock, Carolyn S. Hickey received 208,518 shares of Common Stock and the Trust received 92,675 shares of Common Stock as partnership distributions. The shares of Common Stock received by the Trust in the Partnership Dissolution were distributed in the Trust Dissolution. None of the general partners of the Partnership paid any consideration in return for the shares of Common Stock received in the Partnership Dissolution.

           Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey previously entered into a voting trust agreement (the "Proxy") with the Reporting Person with respect to the shares of Common Stock received by them in the Trust Dissolution and the Partnership Dissolution. The Proxy irrevocably grants to the Reporting Person the power to vote such shares of Common Stock and also provides that the shares of Common Stock subject to the Proxy may not be transferred without the Reporting Person's approval. Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey have agreed in the Proxy that they will not attempt to exercise any control or influence over the Reporting Person with respect to voting of the shares of Common Stock that are subject to the Proxy. The term of the Proxy is until December 31, 2004. The Reporting Person paid no consideration in return for the Proxy.

           The Reporting Person holds his shares of Common Stock for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           The Reporting Person reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his investment goals, market conditions or other factors.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           (a) The Reporting Person owns of record 1,083,713 shares of Common Stock (representing approximately 4.3% of the shares of Common Stock outstanding on March 8, 2002, based on information supplied by the Company to the Reporting Person). The Reporting Person may be deemed to be the beneficial owner of an aggregate of 3,312,525 shares of Common Stock (representing approximately 12.7% of the shares of Common Stock outstanding on March 8, 2002, based on information supplied by the Company to the Reporting Person), which number includes, in addition to the 1,083,713 shares owned of record by him; currently exercisable options held by the Reporting Person to purchase 790,000 shares of Common Stock; 479,604 shares owned of record by Sharon R. Naftel that are subject to the Proxy; 479,604 shares owned of record by Diana Pratt Wyatt that are subject to the Proxy; and 479,604 shares owned of record by Carolyn S. Hickey that are subject to the Proxy.

           The Reporting Person hereby expressly disclaims the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between himself and any other person, with respect to the Common Stock.

           (b) The Reporting Person has sole voting power and sole dispositive power with respect to the 1,083,713 shares of Common Stock owned of record by him.

           The Reporting Person has sole voting power and shared dispositive power with respect to the 479,604 shares of Common Stock owned of record by Sharon R. Naftel, the 479,604 shares of Common Stock owned of record by Diana Pratt Wyatt and the 479,604 shares of Common Stock owned of record by Carolyn S. Hickey.

           (c) There were no transactions by the Reporting Person in the Common Stock of the Company during the past 60 days.

           (d) The Reporting Person has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,083,713 shares of Common Stock owned of record by him.

           To the best of the Reporting Person's knowledge, Sharon R. Naftel has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 479,604 shares of Common Stock owned of record by her and that are subject to the Proxy.

           To the best of the Reporting Person's knowledge, Diana Pratt Wyatt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 479,604 shares of Common Stock owned of record by her and that are subject to the Proxy.

           To the best of the Reporting Person's knowledge, Carolyn S. Hickey has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 479,604 shares of Common Stock owned of record by her and that are subject to the Proxy.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           On December 29, 1998, the Reporting Person entered into the Proxy with Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey. Pursuant to the Proxy, Sharon R. Naftel, Diana Pratt Wyatt and Carolyn S. Hickey irrevocably granted to the Reporting Person all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over the Reporting Person with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without the Reporting Person's approval. The Proxy was amended on December 30, 2001 to extend the term of the Proxy from December 31, 2001 until December 31, 2004.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         7.1      Voting Trust Agreement, dated December 29, 1998, among Sharon
                  R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and Edward T. Pratt III. *

         7.2 First Amendment to Hollywood Casino Corporation Voting Trust Agreement, dated December 30, 2001, among Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and Edward T. Pratt III.
                  **


------------------
* Incorporated by reference to the Schedule 13D filed by the Reporting Person on January 29, 1999.

**  Filed herewith.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 18, 2002

                                             /s/ Edward T. Pratt III
                                             --------------------------------
                                             EDWARD T. PRATT III

                                  EXHIBIT INDEX


         7.1      Voting Trust Agreement, dated December 29, 1998, among Sharon
                  R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and Edward T. Pratt III. *

         7.2 First Amendment to Hollywood Casino Corporation Voting Trust Agreement, dated December 30, 2001, among Sharon R. Naftel, Diana Pratt Wyatt, Carolyn S. Hickey and Edward T. Pratt III.
                  **




---------------------

* Incorporated by reference to the Schedule 13D filed by the Reporting Person on January 29, 1999.

**   Filed herewith.